UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2019

Commission File Number: 001-38954

_____________________

LINX S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Avenida Doutora Ruth Cardoso, 7,221

05425-902 São Paulo, SP

Federative Republic of Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F:   ☒      Form 40-F:   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)): ☐

LINX S.A.

Publicly-Held Company Corporate

Taxpayer’s ID (CNPJ/MF): 06.948.969/0001-75

Company Registry (NIRE): 35.300.316.584

MATERIAL FACT

LINX S.A. (B3: LINX3 and NYSE: LINX) in compliance with the provisions of Article 157, Paragraph 4 of Law no. 6,404, of December 15, 1976, as amended and in effect (“Brazilian Corporate Law”), and CVM Instruction no. 358, of January 3, 2002, as amended, hereby announces the acquisition of all shares of SetaDigital Sistemas Gerencial Ltda. (“SetaDigital”), through the execution, today, of a Purchase and Sale of Shares Agreement by Linx Sistemas e Consultoria Ltda. (“Linx”), a subsidiary of the Company and the owners of SetaDigital.

Established in 2005, SetaDigital is a reference in ERP and POS solutions for the retail footwear sector and its expected gross revenue for 2020 is R$15 million.

For the acquisition, Linx will pay the total of R$28.0 million in cash and, additionally, subject to the achievement of financial and operational goals for the years 2019 to 2021, will pay the amount of up to R$8.8 million.

The acquisition of SetaDigital is another step by Linx to reinforce its cross-selling strategy, which represents an important growth opportunity for the Company. In this case, the rationale is to reinforce the apparel vertical with a highly specialized product for the footwear retailers and to offer financial services (Linx Pay Hub) and Linx Digital products to the approximately 2,100 SetaDigital clients.

The acquisition was approved by the Company´s Board of Directors on the date of the Contract signing, pursuant to article 23, item (xxvii) of the Company's Bylaws, with approval Shareholders´ Meeting being waived, since this acquisition is not covered by the article 256 of the Brazilian Corporate Law (Lei das Sociedades por Ações).

São Paulo, October 16, 2019.

Alexandre Kelemen

Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 16, 2019

Linx S.A.

By: /s/ Alexandre Kelemen

Name: Alexandre Kelemen

Title: Investor Relations Officer